SEC File No. 33-60273
PROSPECTUS
                            PRO-FAC COOPERATIVE, INC.

                         840,872 Shares of Common Stock

                               $3,800,000 Retains



Pro-Fac Cooperative, Inc. ("Pro-Fac") is a New York cooperative corporation with capital stock which markets the agricultural products grown by its members, all of whom are its common shareholders, through Curtice-Burns Foods, Inc. ("Curtice Burns"), a food processing corporation which is a wholly-owned subsidiary of Pro-Fac. This Prospectus pertains to common stock, the allocation by Pro-Fac to its members of certain credits representing payments by Pro-Fac for crops purchased, denominated "retains", and to the issuance by Pro-Fac of its preferred stock to members and other persons holding such retains.



SEE THE SECTION OF THIS PROSPECTUS ENTITLED "RISK FACTORS," WHICH BEGINS ON PAGE 3, FOR CERTAIN SPECIAL FACTORS RELATING TO THIS OFFERING.

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                    OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.


                                                  Underwriting
                                  Price to        Discounts and     Proceeds to
                                   Public        Commissions (1)     Issuer (2)
                                -------------    ---------------    -----------

Common Stock      Per Share      $     5.00           0.0           $     5.00
                  Total:         $4,204,360                         $4,240,360

Retains           Per Unit:             100%          0.0                  100%
                  Total:         $3,800,000           0.0           $3,800,000




(1) The securities described in this Prospectus are to be offered and distributed directly by the issuer through officers of Pro-Fac, without the use of any underwriter or dealer, and no discounts, commissions or other compensation are to be allowed or paid therefor.

(2)  Before deducting expenses estimated at $57,344.84.

The date of this Prospectus is September 20, 1996.

                              AVAILABLE INFORMATION

Pro-Fac is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC and at its regional offices located at 7 World Trade Center (Suite 1300), New York, New York 10048 and at 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth St., NW, Washington, DC 20549, at prescribed rates. Further, the Commission maintains a Web site at http://www.sec.gov that contains reports and other information regarding Pro-Fac.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This Prospectus is accompanied by Pro-Fac's Annual Report on Form 10-K for the fiscal year ended June 29, 1996, which is incorporated by reference herein.

                             REPORTS TO SHAREHOLDERS

Pro-Fac furnishes annual reports to its members and shareholders on Form 10-K which contain audited financial statements.

                                TABLE OF CONTENTS




Summary of Prospectus
Risk Factors
Recent Developments
Use of Proceeds
Ratio of Earnings to Fixed Charges and Preferred Dividends
Business of Pro-Fac
Relationship with Curtice Burns
Description of Pro-Fac Securities
Restrictions on Dividends and Other Distributions to Members and Investors Certificates for Securities
Experts

No dealer, salesman or other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the transactions described herein, and if given or made, such information or representations must not be relied upon as having been authorized by Pro-Fac. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities covered by this Prospectus in any state to any person to whom it is unlawful to make such offer or solicitation in such state. Neither the delivery of this Prospectus nor the distribution of any security covered by this Prospectus shall, under any circumstances, create an implication that there has been no change in the facts herein set forth or in the affairs of Pro-Fac since the date hereof.

                              SUMMARY OF PROSPECTUS

The following summary is qualified in its entirety and should be read in conjunction with the registrant's Annual Report on Form 10-K for the year ended June 29, 1996, which includes more detailed information and financial statements.

Pro-Fac: Pro-Fac is an agricultural cooperative corporation formed in 1960 under New York law to process and market crops grown by its members. Only growers of crops marketed through Pro-Fac (or associations of such growers) can become members of Pro-Fac.

A grower becomes a member of Pro-Fac through the purchase of common stock, which obligates the grower to supply, and Pro-Fac to purchase, crops for delivery to and processing by Curtice-Burns Foods, Inc. ("Curtice Burns" or the "Company"). The principal office of Pro-Fac is at 90 Linden Place, Rochester, New York 14625; its telephone number is (716) 383-1850.

Recent Changes in Relationship with Curtice Burns: Curtice Burns is a producer and marketer of processed food products, including canned and frozen fruits and vegetables, canned desserts and condiments, fruit fillings and toppings, canned chilies and stews, salad dressings, pickles, peanut butter and snack foods. In addition, Curtice Burns manufactures cans, which are both utilized by the Company and sold to third parties. Pro-Fac and Curtice Burns were established together in the early 1960s and have had a long-standing contractual relationship under an Integrated Agreement pursuant to which Pro-Fac provided crops and financing to Curtice Burns, Curtice Burns provided a market and management to Pro-Fac, and Pro-Fac shared in the profits of Curtice Burns.

On November 3, 1994, Pro-Fac acquired Curtice Burns (the "Acquisition"), and Curtice Burns became a wholly-owned subsidiary of Pro-Fac. In connection with the Acquisition, the shareholders of Curtice Burns received $19.00 per share in cash for their shares of common stock of Curtice Burns. The purchase price and fees and expenses related to the Acquisition were financed with borrowings under a new credit agreement (the "New Credit Agreement") with Springfield Bank for Cooperatives, predecessor to CoBank ACB (the "Bank"), and the proceeds of the Company's 12-1/4 percent Senior Subordinated Notes due 2005 (the "Notes"). Pro-Fac has guaranteed the obligations of the Company under the New Credit Agreement and the Notes.

As a result of the indebtedness incurred in connection with the Acquisition, Curtice Burns is a much more highly leveraged company, with higher interest expenses, than prior to the Acquisition.

The New Credit Agreement and the Notes restrict the ability of Pro-Fac to amend the Pro-Fac Marketing Agreement. The New Credit Agreement and the Notes also restrict the amount of dividends and other payments that may be made by the Company to Pro-Fac. Such restrictions on the flow of cash to Pro-Fac may affect the ability of Pro-Fac to pay dividends on its common and preferred stock or to repurchase common or preferred stock.

Pro-Fac Securities:

Common Stock. Common stock, par value $5, is sold for cash at its par value to all growers or associations of growers who become members of Pro-Fac, and ownership of common stock is thus synonymous with membership in Pro-Fac. The common stock investment required of each new member is based upon the nature, location, and quantity of particular crops in particular locations. In determining the level of common stock investment required for a member who desires to market a specified quantity or acreage of a crop through Pro-Fac, the Board of Directors takes into account the expected Commercial Market Value ("CMV") of the crop, the level of interest in marketing that crop through Pro-Fac and other factors. Common stock may only be held by members of Pro-Fac who are growers of crops marketed through Pro-Fac (or by associations of such growers), and may only be transferred with the written consent of Pro-Fac. Any proposed purchaser of outstanding common stock must be a grower willing to assume all of the seller's obligations as a member of Pro-Fac and must be acceptable to the Board of Directors.

Upon the purchase of common stock, a new member of Pro-Fac executes the General Marketing Agreement, which provides for (1) delivery of crops; (2) the availability of facilities for receiving and processing the crops; (3) the operation of a single marketing pool for all crops delivered based upon the establishment of the CMV, as defined, of each crop each year; and (4) the manner of payment by Pro-Fac to its members of the purchase price for delivered crops. Annual crop agreements supplement the General Marketing Agreement by setting forth quality specifications, terms and conditions for the production and delivery of the member's specific crop, and the relative value weighting to be given to raw product by grade category. See "Business of Pro-Fac."

Retains. Retains are issued to reflect the retention by Pro-Fac of a portion of its proceeds, as described below. Patronage proceeds are its gross receipts derived from sources that under federal tax law qualify as patronage income, which is primarily proceeds from the sale of crops supplied by members of Pro-Fac, as well as transactions that facilitate or are directly related to such marketing activities.

Under the bylaws of Pro-Fac, net proceeds from patronage income, if any, must be paid or allocated each year to each member on the basis of the business done by that member with Pro-Fac during the preceding crop year. Distribution may be made in cash or by allocating to the account of each member his interest in that portion of the proceeds retained by Pro-Fac ("retains") for use as working capital or for such other purposes as may be determined by the Board of Directors. Such retains are made up of allocations for which qualified notices have been distributed ("qualified retains") and non-qualified notices of allocations ("non-qualified retains"). Qualified retains are freely transferable and normally mature into preferred stock at its par value, $25 per share, in December of the fifth year after allocation. Although there were, for several years preceding the Acquisition, two broker-dealers making a market in Pro-Fac qualified retains, no such market currently exists, and there can be no assurance that any such market will be reestablished. Non-qualified retains may not be sold or purchased and may, in the discretion of the Board of Directors, be redeemed after five years for cash and/or preferred stock. Prior to fiscal 1996, qualified retains were converted into Non-Cumulative Preferred Stock upon maturity, and Non-Cumulative Preferred Stock was used to redeem non-qualified retains. In fiscal 1996, qualified retains were converted into Class A Cumulative Preferred Stock upon maturity, and Class A Cumulative Preferred Stock was used to redeem non-qualified retains. In the future, it is the intention of the Board of Directors that retains maturing or redeemed will be converted into or redeemed using Class A Cumulative Preferred Stock. See "Description of Pro-Fac Securities."

Preferred Stock. Until October 1995, all preferred stock issued by Pro-Fac has been Non-Cumulative Preferred Stock. On October 10, 1995, Pro-Fac consummated an exchange offer in which shares of Class A Cumulative Preferred Stock ("Cumulative Preferred Stock") were exchanged for outstanding shares of Non-Cumulative Preferred Stock (the "Exchange Offer"). The purpose of the Exchange Offer was to provide stockholders with the opportunity to exchange, on a share-for-share basis, shares of Non-Cumulative Preferred Stock (which are highly illiquid) for shares of Cumulative Preferred Stock (which are traded on the NASDAQ National Market System). Holders of shares of Cumulative Preferred Stock will be entitled to receive, when, as and if declared by the Board, out of assets of Pro-Fac legally available therefor, cumulative cash dividends at a quarterly rate equal to $0.43 per share (or an annual rate of approximately
6.88% of the liquidation preference of $25.00 per share). Although the Cumulative Preferred Stock is traded on the NASDAQ National Market system, there can be no assurance that an established and liquid market for the Cumulative Preferred Stock will continue. See "Description of Pro-Fac Securities."

Use of Proceeds: The cash retained as a result of distributing net proceeds in the form of retains rather than in cash will be used for general corporate purposes as determined by the Board of Directors at the time of receipt. No separate cash proceeds are realized from the issuance of preferred stock that results from the conversion of retains.

Tax Treatment of Amounts Paid or Allocated to Members: Under the federal income tax laws, members of Pro-Fac must include currently in their taxable income calculation the purchase price for their crops, including all cash payments and allocations of qualified retains. Non-qualified retains are not subject to current taxation to the members and are taxable to the members only if and when redeemed by Pro-Fac. See "Business of Pro-Fac."

Benefits of Membership: From the point of view of a member of Pro-Fac there are several advantages that he receives from his membership in Pro-Fac, which include the following:

     1. The primary advantage is that the member has an established market for a portion of his crop in advance of the crop season.

     2. A member of Pro-Fac can specialize in the production of one or a few crops, which normally tends to increase the efficiency of his operations, yet have the opportunity to participate in the potential benefits of crop and geographical diversity, since he shares in the proceeds of all crops marketed through Pro-Fac in proportion to the value of his own crops marketed through Pro-Fac.

     3. Members of Pro-Fac have the satisfaction of knowing that their views will be heard in the Cooperative because all of the directors of Pro-Fac and all of the members of the commodity committees are also grower-members. The members of the commodity committees and all of the directors are also elected by the members of Pro-Fac on a regional basis.

     4. Should Pro-Fac or Curtice Burns need additional crops for an existing operation of Curtice Burns, qualified members are given the first opportunity to provide those crops.

     5. The member obtains the benefit of the expertise of Curtice Burns in the processing and marketing of food products.

     6. Over a period of years, depending on the results of operations, the member has the opportunity to build a substantial equity investment in Pro-Fac retains and preferred stock.

     7. The investment of the member in Pro-Fac common stock and the market for his products derived from that investment are transferable, subject to the approval of the Pro-Fac Board of Directors, so that should he want to reduce or terminate his production of crops, he can liquidate his common stock investment through the sale of his shares to an eligible grower or to Pro-Fac itself.

To obtain these advantages the member must:

     1. Purchase shares of common stock of Pro-Fac based upon the type, location, and volume of crops he agrees to market through Pro-Fac.

     2. Agree to the retention by Pro-Fac of a portion of its proceeds from patronage business above the CMV of crops marketed. For example, in the 1995 and 1994 fiscal years, 80 percent of such proceeds, excluding non-qualified retains, was so retained by Pro-Fac each year. For the first five years, such amounts are retained without payment of interest or dividends. In addition, in such fiscal years, 100 percent of such proceeds allocated as non-qualified retains was so retained by Pro-Fac. A member's investment in the retains and Non-Cumulative Preferred Stock of Pro-Fac is relatively illiquid. Recent sales of qualified retains and preferred stock have been at prices substantially below the face amounts thereof.

     3. Agree to the delayed payment of a portion of the purchase price for his crops. Such delay will exceed the industry average in many instances.

     4. Include in his income for tax purposes not only the cash payments received for his crops but also the amount of qualified retains allocated to his account in that year and any non-qualified retains redeemed in that year.

     5. Assume the risk that he may be paid less than CMV for his crops. See "Risk Factors - Member's Share of Proceeds was Less Than CMV in Fiscal 1996" and "Business of Pro-Fac."

                                  RISK FACTORS

Member's Share of Proceeds was Less Than CMV in Fiscal 1996: Payment for crops is based upon the CMV of such crops, which is the weighted average of the prices paid by other commercial processors for similar crops used for similar or related purposes sold under preseason contracts or in the open market in the same or similar market areas. There is no relationship between the CMV of crops and the cost of producing such crops since CMV is determined by supply and demand in the marketplace.

While Curtice Burns has agreed to pay to Pro-Fac at least the CMV of Pro-Fac crops, the total proceeds of Pro-Fac depend in large part on the overall profitability of Curtice Burns. There can be no assurance that payment by Pro-Fac to a member for his crops from the proceeds of Pro-Fac will be equal to or greater than the CMV of those crops.

Although prior to the Acquisition the members of Pro-Fac were paid more than CMV of their crops in every year of Pro-Fac operations except 1963, 1969, and 1970, the increased indebtedness incurred in connection with the Acquisition increased the leverage and interest expense of Curtice Burns, thus increasing the risk that Pro-Fac would, in one or more future years, pay members less than the CMV of their crops.

In fiscal 1996, members were paid only 90 percent of the CMV of their crops. The decreased payment to members resulted, in part, from an operating loss at the Company caused primarily by operational issues at Nalley and depressed vegetable pricing, which affected the entire industry. The Company has taken steps to improve its results of operations, including addressing management and operational issues at Nalley Fine Foods, implementing an inventory reduction program, and reaching an agreement in principle to sell Finger Lakes Packaging. The effect of the 1996 growing season on vegetable prices in fiscal 1997 cannot be estimated until late fall 1996 or early calendar 1997 when harvesting is complete and national supplies can be determined.

Delayed Payments for Crops: Pro-Fac members receive delayed payment of a portion of the purchase price for their crops. The delay exceeds the industry average in some instances. See "Business of Pro-Fac - Marketing of Members' Crops - Timing of Payments for Crops" and "- Harvest-Time Advances."

Inclusion of Certain Payments in Taxable Income: A member of Pro-Fac must include in his taxable income for federal income tax purposes his share of the net proceeds of Pro-Fac realized from patronage business which are paid to him in cash and allocated to his account as qualified retains. Non-qualified retains are included in the member's taxable income only upon redemption. See "Business of Pro-Fac."

Increase in Leverage of Curtice Burns: As a result of the Acquisition, Curtice Burns is highly leveraged, and such leverage may increase as a result of further borrowings to fund capital expenditures, working capital needs or for other general corporate purposes. The degree to which the Company is leveraged is important to members of Pro-Fac because the amount paid by Curtice Burns for crops supplied by Pro-Fac, and the amount of dividends that Curtice Burns may pay to Pro-Fac, varies depending upon the profitability of Curtice Burns. Such payments, in turn, affect what Pro-Fac may pay to its members for their crops and the ability of Pro-Fac to pay dividends on, or repurchase, its common and preferred stock. A high degree of leverage may make Curtice Burns more vulnerable to economic downturns, may limit its ability to withstand competitive pressures, and may impair the Company's ability to obtain financing in the future for working capital, capital expenditures, and general corporate purposes.

Non-Transferability   of  Non-Qualified   Retains:   Non-qualified  retains  are
non-transferable  and  do  not  bear  interest.   See  "Description  of  Pro-Fac
Securities."

Absence of Market for Non-Cumulative Preferred Stock and Qualified Retains: The Non-Cumulative Preferred Stock and qualified retains of Pro-Fac may be transferred without the consent of Pro-Fac. There were, for several years preceding the Acquisition, broker-dealers making a limited market in Pro-Fac Non-Cumulative Preferred Stock and qualified retains, but no such market currently exists. There is no assurance that these arrangements, or any other organized market for Pro-Fac Non-Cumulative Preferred Stock and qualified retains, will be re-established. The purpose of the Exchange Offer was to provide stockholders with the opportunity to exchange, on a share-for-share basis, shares of Non-Cumulative Preferred Stock (which are highly illiquid) for shares of Cumulative Preferred Stock (which are traded on the NASDAQ National Market System). Qualified retains do not bear interest. See "Description of Pro-Fac Securities."

Possible Changes of Treatment of Retains: The current policy of Pro-Fac with regard to the maturing of qualified retains into preferred stock and the redemption of non-qualified retains for preferred stock and/or cash is described in this Prospectus under "Description of Securities Offered." This policy is, however, subject to change, in the discretion of the Board of Directors.

Each Member Receives One Vote: Each member of Pro-Fac has one vote, regardless of the number of shares of common stock held. Further, if two or more members are joined in a single farming enterprise, the participating members receive only a single vote. Accordingly, even a member with substantial holdings of common stock will have relatively little control over the election of directors or other matters on which members may vote. See "Description of Pro-Fac Securities."

Possible Discontinuance of Crop: Pro-Fac continuously reviews the ability of its members to produce high-quality crops, and Curtice Burns continuously reviews its ability to process and market profitably the crops it buys from Pro-Fac. As a result of such reassessment, Pro-Fac may determine to cease marketing a particular crop and terminate the marketing agreements of the members producing that crop for sale through the Cooperative. The members affected would be required to sell all of their common stock supporting that crop to Pro-Fac for cash at its par value, plus any accrued dividends. Pro-Fac may also adjust the quantity of a crop to be marketed for members, either permanently or temporarily, in several ways described herein under "Business of Pro-Fac - Marketing of Members' Crops - Quantity of Crops Marketed." Permanent increases or decreases in the quantity of a crop to be marketed would involve, respectively, the purchase of additional common stock by members or other growers, or the sale of common stock by members to Pro-Fac at par value, plus any accrued dividends.

Agricultural Risks: Curtice Burns and Pro-Fac and its members are subject to all the risks generally associated with production and marketing of agricultural commodities. The vegetable portion of the business can be positively or negatively affected by weather conditions nationally and the resulting impact on crop yields. Favorable weather conditions can produce high crop yields and an oversupply situation. This results in depressed selling prices and reduced profitability on the inventory produced from that year's crops. Excessive rain or drought conditions can produce low crop yields and a shortage situation. This typically results in higher selling prices and increased profitability. While the national supply situation controls the pricing, the supply can differ regionally because of variations in weather.

Competition in Food Processing Industry: The products of Curtice Burns, including those processed from crops supplied by Pro-Fac, compete with those of national and major regional food processors under highly competitive conditions. Many national manufacturers have substantially greater resources than Curtice Burns and Pro-Fac.

                               RECENT DEVELOPMENTS

Impending Sale of Finger Lakes Packaging: The Company has entered into an agreement in principle for the sale of the assets of its subsidiary, Finger Lakes Packaging, Inc. Proceeds of the sale would be applied to reduce debt.

                                 USE OF PROCEEDS

The securities offered hereunder are issued on a continuing basis as part of the normal operations of Pro-Fac and are not offered to raise funds for any specific purpose. As described more fully elsewhere herein, common stock is sold from time to time to new members of Pro-Fac or to members who increase the quantity of crops marketed through Pro-Fac. Retains are issued annually to represent net proceeds from patronage business retained by Pro-Fac. The cash retained as a result of distributing net proceeds in the form of retains rather than in cash is transferred to Curtice Burns and is used for general corporate purposes, such as the financing of fixed assets and the reduction of short or long-term borrowings, as determined by the Board of Directors at the time of receipt. No separate cash proceeds are realized from the issuance of preferred stock, which is issued only upon the maturing of outstanding retains and replaces those retains on the books of the Cooperative.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                               PREFERRED DIVIDENDS

                                                      Fiscal Year Ended
                                       June 26,  June 26,  June 25,  June 24,  June 29,
                                         1992      1993      1994      1995     1996
Ratio of earnings to fixed charges
   and preferred dividends               1.4        (A)       2.2       1.5      (A)

Pro forma ratio of earnings to fixed
   charges and preferred dividends       1.2        (B)       1.7       1.3      (B)

(A) In the fiscal year ended June 26, 1993 and June 29, 1996, the earnings were inadequate by $22,877,000 and $23,977,000, respectively, to cover the amount of pretax fixed charges and preferred dividends.

(B) In the fiscal years ended June 26, 1993 and June 29, 1996, the earnings were inadequate by $27,268,000 and $30,904,000, respectively, to cover the amount of pretax basis fixed charges and preferred dividends which would have been declared and paid if all retained earnings allocated to members' "retains" at the end of each fiscal period had been converted to preferred stock at the beginning of the period at the maximum dividend permitted by law.

For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of net proceeds before (1) equity in the undistributed earnings of the Bank, (2) fixed charges, (3) income taxes, and (4) dividends on common and preferred stock.

Fixed charges represent total interest expense. For purposes of this computation, preferred dividends are adjusted to a pretax basis (the amount of earnings before taxes necessary to meet preferred stock dividend requirements). Dividends represent those amounts deducted for purposes of determining net proceeds in each fiscal year.

The pro forma ratios of earnings to fixed charges and preferred dividends were computed by further increasing combined fixed charges and such dividends, adjusted to a pretax basis, by the amount of pretax basis preferred dividends which would have been declared and paid if all retained earnings allocated to members' "retains" at the end of each fiscal period had been converted to preferred stock at the beginning of the respective periods and the maximum dividend permitted by law of 12 percent of par value was declared and paid thereon.

                               BUSINESS OF PRO-FAC

Pro-Fac is an agricultural marketing cooperative. Membership in Pro-Fac is limited to persons actively engaged in the growing of agricultural products (or associations of such producers) which are marketed through Pro-Fac. Its approximately 650 members are growers located principally in New York, Pennsylvania, Illinois, Michigan, Washington, Oregon, Iowa, Nebraska, Florida, and Georgia. A grower becomes a member of Pro-Fac through the purchase of common stock, which obligates the grower to supply, and Pro-Fac to purchase, crops. Crops grown by Pro-Fac members and purchased by Pro-Fac include fruits (cherries, apples, blueberries, peaches and plums), vegetables (snap beans, beets, cucumbers, peas, sweet corn, carrots, cabbage, squash, asparagus, potatoes, southern peas, turnip roots and leafy greens) and popcorn. All of the crops supplied to Pro-Fac by its members are sold to Curtice Burns for processing.

Membership: Membership in Pro-Fac is evidenced by the ownership of Pro-Fac common stock. Hence the terms "member" and "common stockholder" are synonymous. Only producers (or associations of producers) of agricultural products marketed through Pro-Fac are eligible to become members and to own common stock of Pro-Fac. See "Pro-Fac Securities - Common Stock."

Common Stock: Common stock is issued only at its par value, $5.00 per share. Payment for common stock required to be purchased must be made in the manner approved by the Board of Directors. In many cases, the board has permitted the purchase price to be paid in four installments. Under this system, a cash deposit of at least 25 percent of the total price must be paid upon joining Pro-Fac; at that time 25 percent of the shares to be purchased are issued to the grower. The balance due may be paid in three equal annual installments; upon receipt of each payment, 25 percent of the shares to be purchased are issued by Pro-Fac to the grower. A member making his purchase in installments is permitted to market through Pro-Fac the total quantities of product covered by his General Marketing Agreement even before he has purchased the total required number of shares of common stock. Since each Pro-Fac member is entitled to only one membership vote regardless of the number of shares of common stock held, the voting rights of a member are not affected by the purchase of common stock in installments. See "Description of Pro-Fac Securities - Common Stock - Voting Rights." A member is entitled to receive dividends only on shares actually issued to him.

A grower may pay the three annual installments from the proceeds of his crop sales to Pro-Fac or from other funds, as he chooses. He may pay the full amount due at any time prior to the end of the third crop season, except that members are not permitted to make voluntary advance payments for common stock between April 1 and the dividend qualifying date for common stock during any calendar year.

A grower who wishes to become a member of Pro-Fac is required to execute an "Application for Membership", on which his required common stock purchase is calculated and the method of payment is indicated, and in which he agrees to include in his gross income in the year of receipt, for federal income tax purposes, the stated amount of all patronage dividends allocated to him by Pro-Fac by means of written notices of allocation of qualified retains. Such member also agrees to include in gross income for federal income tax purposes, in the year of redemption, the stated amount of non-qualified retains redeemed by Pro-Fac. Each grower's application must be reviewed and approved by the Board of Directors before it is accepted by Pro-Fac.

A grower must execute the General Marketing Agreement, and thereafter he will also be required annually to execute a crop agreement setting forth quality specifications for his crop and terms of production and delivery.

Regional Representation: The business of Pro-Fac is conducted pursuant to policies established by its Board of Directors. The territorial area in which Pro-Fac operates has been divided into geographical regions based on natural divisions of product and location. In addition, some regions have been further divided into districts. The members within each region or district are represented on the Board by at least one director. The board designates the number of directors to be elected from each region or district, based on the value of raw product delivered, so as to attain reasonably balanced representation on the Board. At present, there are five regions of Pro-Fac covering the following areas and represented by the number of directors indicated:

                                                          Present Number
    Region                    Area                         of Directors

   I   (Dist. 1)      Western Upstate New York                   2
       (Dist. 2)      Eastern Upstate New York                   2
       (Dist. 3)      Pennsylvania and Maryland                  1

  II   (Dist. 1)      Michigan                                   3
       (Dist. 2)      Illinois                                   1

 III                  Iowa, Nebraska and Minnesota               1

  IV                  Washington, Oregon and California          1

   V                  Georgia and Florida                        1

In addition to the 12 directors elected by the members of Pro-Fac within these five membership regions, the Board of Directors of Pro-Fac is permitted to appoint up to one-fifth of the total number of directors to represent primarily the interest of the general public in Pro-Fac, although, at present only these 12 elected directors constitute the entire board.

Commodity Committees: A commodity committee has been established for each of the major crops marketed through Pro-Fac. Each committee member is a member of Pro-Fac who grows and markets through Pro-Fac the crop with which his committee is concerned. Under current policies, where a crop is produced in different geographical areas, commodity committees are established either for separate geographical areas or for a combination of areas. Members of each commodity committee are elected by the members of Pro-Fac in the region(s) for which the committee serves.

The commodity committees have been active in advising the Board of Directors of Pro-Fac as to numerous matters affecting Pro-Fac crops, particularly with regard to the determination of CMV as hereinafter described and the content of the annual crop agreements, which specify the terms under which crops will be grown, harvested and delivered.

MARKETING OF MEMBERS' CROPS -

General Marketing Agreement: Each member of Pro-Fac enters into a marketing agreement with Pro-Fac (the "General Marketing Agreement"), in which he appoints Pro-Fac as his exclusive agent for processing and marketing the portion of his crop committed under the General Marketing Agreement and under annual crop agreements. In the General Marketing Agreement, Pro-Fac agrees to make available, through its agreement with Curtice Burns, facilities for receiving and processing the crops delivered by its members and the management personnel to operate such facilities and to market the crops of its members as processed food products.

Passage of Title to Crops: Upon delivery of a member's crops to Pro-Fac, Pro-Fac takes title to such crops and has the right to transfer, process, or encumber them as it sees fit, subject to the provisions of the General Marketing Agreement. A member delivering crops to Pro-Fac has no control over such crops following delivery. Prior to delivery to Pro-Fac, each member bears all risk of loss or damage to his crops.

Quantity of Crops Marketed: Ordinarily, the quantity of a crop to be delivered by a member of Pro-Fac in any year is the quantity previously established in the General Marketing Agreement and the Application for Membership or Additional Stock Subscription, this being the quantity of raw product supported by the member's common stock ownership. For crops subscribed on a tonnage basis, members deliver 111 percent of the stock commitment. There are several ways, however, in which this quantity may be changed.

If Pro-Fac determines that a permanent change is required in the total quantity of a particular crop marketed through it, a corresponding change in the common stock of the members producing that crop will be required. If additional quantities of the crop are required, additional common stock will be offered to growers of the crop, with qualified current members of Pro-Fac in the area where the crop is needed given the first opportunity to purchase the stock. If a reduction in the quantity of a crop is required, the common stock holdings of all Pro-Fac members delivering that crop will be proportionately reduced; see "Risk Factors - Possible Discontinuance of Crop."

If a change in total crop requirement is determined to be only temporary, adjustment of common stock holdings will not be required. If additional quantities are temporarily required, Pro-Fac offers the opportunity to deliver them to qualified current members growing the crop, on a pro rata basis. If a temporary reduction in a crop is required, Pro-Fac may temporarily pro-rate downward the quantity of the crop delivered by all members supplying it.

If the deliveries of a crop are temporarily pro-rated downward, the members affected may, with the approval of the Board of Directors, be offered the opportunity to sell their excess common stock to Pro-Fac. A member choosing to do so would incur a permanent reduction in the amount of crop he is entitled to deliver to Pro-Fac.

Pro-Fac crops under stock tonnage are subscribed for 90 percent of Curtice Burns normal required raw product needs. The difference between the normal stock tonnage and the normal required raw product need of Curtice Burns becomes part of the member's delivery obligation. The tonnage will be paid for by Pro-Fac and qualify for net proceeds distribution. No additional investment is required from the member. This results in an increase of 11 percent to a member's agreed to seasonal tonnage.

Agent Growers: If a member is temporarily unable to fulfill his production obligation to Pro-Fac, either in whole or in part, he may secure another grower or growers to act as his agent in growing and delivering the crop to Pro-Fac. An agent grower arrangement should be consummated prior to the planting season for the crop concerned. An agent grower may, but need not, be a member of Pro-Fac. All payments, including the allocation of retains, made by Pro-Fac for crops delivered by an agent grower will be made directly to the agent grower. A member may not utilize an agent grower to fulfill his production obligation to Pro-Fac more frequently than one out of any two consecutive years without subjecting himself to the mandatory transfer of his excess common stock.

Payments Received from Curtice Burns; CMV: Payment for crops is initially made by Curtice Burns to Pro-Fac (and by Pro-Fac to its members) on the basis of CMV. CMV is determined by a committee established jointly by the Board of Directors of Pro-Fac and Curtice Burns ("Joint Board CMV Committee") consisting of two members appointed by the president of Pro-Fac, two members appointed by the chairman of Curtice Burns, and the president of Curtice Burns. In making that determination, the Joint Board CMV Committee acts on the basis of data supplied primarily by Curtice Burns concerning preseason contracts and open market purchases for various crops; however, it also relies significantly upon the advice of the commodity committee for each of the various crops marketed through Pro-Fac. Because the members of the commodity committees are growers of the crops with which they are concerned, and because those growers, like other growers who are members of Pro-Fac, frequently sell crops to processors outside of Pro-Fac, members of the commodity committees are familiar with prices paid by other commercial processors for crops similar to those sold and marketed through Pro-Fac.

Payment of Purchase Price to Members: As a cooperative corporation subject to the provisions of the Internal Revenue Code of 1986, as amended, Pro-Fac may retain for working capital a portion of the proceeds received in payment for crops while currently deducting for tax purposes the amount of such retained earnings that is annually allocated to its members as qualified retains. In order to retain and deduct such amounts, Pro-Fac must give a qualified written notice of allocation of such amount to each member; the bylaws of Pro-Fac provide that such notices may contain such terms and conditions as the Board of Directors deems appropriate, but the allocation must be made within 8-1/2 months following the end of the fiscal year. Each member must also consent to take his entire allocation of qualified retains into income for tax purposes at its stated dollar amount, and Pro-Fac must pay in cash at least 20 percent of each member's share of such proceeds. Retains as to which Pro-Fac issues a non-qualified written notice of allocation are excluded from these provisions. The earnings retained by Pro-Fac in this fashion are discussed more fully under "Description of Pro-Fac Securities."

The bylaws of Pro-Fac, which are incorporated into the General Marketing Agreement, require Pro-Fac annually to pay or account to its members for their crops, on a cooperative basis, in cash and through such allocations of retains as the Board of Directors may determine. Over the past four out of five years Pro-Fac has paid to its members the full CMV of all of their products marketed through Pro-Fac. The patronage proceeds of Pro-Fac above CMV in those years have, after payment of dividends on capital stock, partly been paid in cash to members and partly retained by Pro-Fac and credited to an account allocated to each member by Pro-Fac. In fiscal 1996, members' cash payments for CMV were reduced by 10 percent. The percentages of CMV paid in cash or allocated to members as retains over the last five fiscal years are as follows:

                                                    Fiscal Year Ended June
                                       1992       1993       1994       1995     1996
                                      ------     ------     ------     ------    -----

Paid in cash                          103.5%     101.8%     105.3%     102.6%    90.0%
Allocated as qualified retains         10.5        7.0       21.0       10.6      0.0
Allocated as non-qualified retains      0.5        1.0        2.9        0.5      0.0
                                      -----      -----      -----      -----    -----
    Total                             114.5%     109.8%     129.2%     113.7%    90.0%
                                      =====      =====      =====      =====     ====

Since the Acquisition, Pro-Fac has agreed with Curtice Burns to retain and invest in the equity of Curtice Burns 70 percent of Pro-Fac earnings over CMV each year, so that cash payments with respect to qualified notices of allocation cannot exceed 30 percent of such earnings.

Timing of Payments for Crops: Curtice Burns is obligated to pay Pro-Fac the purchase price for crops sold under the Marketing Agreement at such time or times as may be necessary to permit Pro-Fac to make required payments to its members. The actual CMV of a crop cannot ordinarily be determined until well after the harvest, so initial payments are based upon estimated CMV, which is the final CMV established for the crop in the prior year, unless the Board of Directors determines that average industry prices have changed significantly since that time.

As soon as payments for particular crops are received from Curtice Burns, Pro-Fac pays the funds received over to the members who delivered those crops. Thus, with minor variations, the purchase price is then paid by Pro-Fac to the members in accordance with a long-established schedule, as follows: 50 percent of estimated CMV is paid not later than 30 days after completion of delivery of a particular crop, and another 25 percent of estimated or established CMV is paid not later than 120 days after the average date of final delivery for each crop. The balance of CMV is paid not later than July 15 of the following calendar year. Any payments in addition to CMV are made as soon as possible, but in any event within 8-1/2 months following the end of the fiscal year.

For example, a member of Pro-Fac who delivered crops with a CMV of $10,000 to Pro-Fac for marketing on August 1, 1994 was paid or allocated a total of $11,370 for those crops. Of this amount, he was paid $10,000 (CMV) in cash in three installments based on the following schedule of payments from Curtice Burns:
$5,000 by August 30, 1994, $2,500 by November 30, 1994 (assuming this member's date of final delivery coincides with the average date of final delivery for the same crop), and $2,500 by July 15, 1995. In addition, as soon as the necessary computations could be made, but before March 15, 1996 (8-1/2 months after fiscal year end) and final payment was received from Curtice Burns, he was paid an additional $260 (20 percent of the $1,320 earned over CMV, excluding non-qualified retains) in cash, while $1,060 (the remaining 80 percent of the earnings over CMV, excluding non-qualified retains) was retained by Pro-Fac and allocated to his account as qualified retains. Finally, he was notified of an allocation of an additional $50 in the form of non-qualified retains which, at the discretion of the Board of Directors, may be redeemed for cash and/or preferred stock. See "Description of Pro-Fac Securities."

Harvest Time Advance: Recognizing the costs involved in harvesting and delivering a crop, Pro-Fac has adopted a policy of offering harvest time cash advances to members. The terms and conditions governing such advances are specified in the annual crop agreements. Payment of the harvest time advance is usually made approximately one week after delivery of a crop, and the total amount of the advance may not exceed 50 percent of estimated CMV. The harvest time advance is repaid by deducting the amount of the advance from the first payment due the member for the crop.

Single Pool: Under the General Marketing Agreement, Pro-Fac is required to account for its earnings under what is generally referred to as the single pool concept, in part because that portion of the purchase price for crops received from Curtice Burns which is in excess of CMV is not allocated to individual Pro-Fac crops, but rather is a single payment based on the profitability of a variety of products. Under the single pool system, a determination is made as to the earnings of all crops in the aggregate. In the above example, the total purchase price for crops paid or allocated to the hypothetical member was 13.7 percent over the CMV of the crops which he delivered to Pro-Fac. The payment to him of $10,000 in cash was based upon the CMV of the particular crops he delivered, but the 13.7 percent earned above that was based upon the aggregate earnings of all Pro-Fac crops delivered in fiscal 1995 (1994 Production Year), computed in a single pool. The prices paid to members of Pro-Fac for their crops are therefore related both to the CMV of those crops and to the aggregate profitability of all Pro-Fac crops determined under the single pool concept.

Certain Tax Matters: In January 1995, the Boards of Directors of Curtice Burns and Pro-Fac approved appropriate amendments to the Bylaws of the Curtice Burns to allow the company to qualify as a cooperative under Subchapter T of the Internal Revenue Code. In August 1995, Curtice Burns and Pro-Fac received a favorable ruling from the Internal Revenue Service approving the change in tax treatment effective for fiscal 1996. This ruling also confirmed that the change in Curtice Burns tax status would have no affect on Pro-Fac's ongoing treatment as a cooperative under Subchapter T of the Internal Revenue Code of 1986.

From time to time various proposals have been made and bills introduced in Congress which would have the effect of modifying or even eliminating the present provisions of the Code pursuant to which cooperatives are taxed and could subject cooperatives to greater federal income tax liability. It is not possible to predict whether any such proposal may be adopted, or, if adopted, what effect it might have on the federal income tax liability of Pro-Fac or its members.

                         RELATIONSHIP WITH CURTICE BURNS

Pro-Fac's interest in the facilities and equipment of Curtice Burns and Pro-Fac's investment in the Bank were transferred to Curtice Burns at the time of the Acquisition. The Pro-Fac equity that was previously lent to Curtice Burns was also transferred to Curtice Burns.

Upon consummation of the Acquisition, Pro-Fac and Curtice Burns entered into the Pro-Fac Marketing and Facilitation Agreement as of November 3, 1994 (the "Pro-Fac Marketing Agreement"). The Pro-Fac Marketing Agreement provides for Pro-Fac to supply crops and additional financing to Curtice Burns, for Curtice Burns to provide a market and management services to Pro-Fac, and for Pro-Fac to share in the profits of Curtice Burns. To preserve the independence of Curtice Burns, the Pro-Fac Marketing Agreement also requires that certain of the directors of Curtice Burns be individuals who are not employees or shareholders of, or otherwise affiliated with, Pro-Fac or the Company ("Disinterested Directors") and requires that certain decisions be approved by the Disinterested Directors. The New Credit Agreement and the Notes restrict the ability of Pro-Fac to amend the Pro-Fac Marketing Agreement.

Purchase of Crops From Pro-Fac: Under the Pro-Fac Marketing Agreement, Curtice Burns purchases crops from Pro-Fac at the CMV of those crops. Under the Pro-Fac Marketing Agreement and predecessor agreements, Curtice Burns paid Pro-Fac $59.2 million, $55.9 million, and $44.7 million as CMV for crops purchased from Pro-Fac in fiscal years 1994, 1995, and 1996, respectively. The crops purchased by Curtice Burns from Pro-Fac represented approximately 65 percent, 73 percent, and 72 percent, respectively, of all raw agricultural crops purchased by Curtice Burns in fiscal 1994, 1995 and 1996, respectively.

CMV will be determined, similar to the process that existed prior to the Acquisition, by a joint committee of the Boards of Directors of Pro-Fac and Curtice Burns, which is currently comprised of the Chief Executive Officer of Curtice Burns and an equal number of Pro-Fac directors and Disinterested Directors. The Pro-Fac Marketing Agreement requires a majority of the Disinterested Directors to approve the recommendation of the joint committee. The volume and type of crops to be purchased by Curtice Burns under the Pro-Fac Marketing Agreement are determined pursuant to its annual profit plan, which requires the approval of a majority of the Disinterested Directors.

Patronage Income of Pro-Fac: In addition to CMV, under the Pro-Fac Marketing Agreement, Curtice Burns will pay to Pro-Fac as additional patronage income (the "Additional Patronage Income") up to 90 percent of Curtice Burns' pretax income on Pro-Fac related products (the "Pro-Fac Products"), or reduce CMV by up to 90 percent of Curtice Burns' losses on Pro-Fac Products. The Pro-Fac Marketing Agreement provides that Additional Patronage Income may not exceed 50 percent of Curtice Burns' entire pretax income and that no more than 50 percent of Curtice Burns' entire pretax loss will be charged to Pro-Fac, through a reduction of CMV, during the term of the Notes. Additional Patronage Income is paid to Pro-Fac for services provided to Curtice Burns, including the provision of a long term, stable crop supply, favorable payment terms for crops and access to cooperative bank financing and the sharing of risks in losses of operations of the business.

Curtice Burns has historically paid Pro-Fac Additional Patronage Income based on a portion of Curtice Burns' pretax income. Under the predecessor agreements to the Pro-Fac Marketing Agreement, Additional Patronage Income has generally been equal to 50 percent of the pretax income of Curtice Burns, or in loss years amounts due to Pro-Fac for interest on its loans to Curtice Burns have been reduced by 50 percent of Curtice Burns' pretax losses. Curtice Burns paid Additional Patronage Income to Pro-Fac of $18.6 million and $10.7 million in fiscal 1994 and 1995 on account of Curtice Burns' earnings for those years. In fiscal 1996, Curtice Burns reduced the amount of CMV due to Pro-Fac by $9.0 million based on a 90 percent allocation of the loss on Pro-Fac products.

Additional Patronage Income received by Pro-Fac is deductible to Pro-Fac for federal tax purposes only to the extent distributed to its members as retains. Pro-Fac may make this distribution to its members through a combination of cash and retains as long as a minimum of 20 percent of the amount is paid in cash as required by federal tax law. Pro-Fac has historically paid its members between 20 percent and 30 percent of Additional Patronage Income in cash and the remaining portion in retains. Funds made available by the distribution of retains to members in lieu of cash have historically been reinvested by Pro-Fac in Curtice Burns. Pro-Fac will be required to reinvest at least 70 percent of the Additional Patronage Income in Curtice Burns. See "Restrictions Under New Financing Arrangements."

Under the Pro-Fac Marketing Agreement, Curtice Burns will continue to manage the business and affairs of Pro-Fac and provide all personnel and systems required for its management, and Pro-Fac will pay Curtice Burns a quarterly fee of $25,000 for these services.

Restrictions Under New Financing Arrangements: The New Credit Agreement and the Indenture impose a variety of restrictions on the relationship, and flow of cash, between Pro-Fac and Curtice Burns. Under these arrangements, a reduction in the number of Disinterested Directors on the Curtice Burns Board of Directors to less than two or the number of Pro-Fac directors on the board (whichever is greater) would constitute a change of control and trigger an event of default.

In addition, the agreements also require Pro-Fac to reinvest in Curtice Burns at least 70 percent of any Additional Patronage Income in excess of CMV paid by Curtice Burns for crops. The Indenture further restricts Curtice Burns from amending the calculation of amounts payable to Pro-Fac under the Pro-Fac Marketing Agreement in a manner that would increase the payments made to Pro-Fac or amending the Pro-Fac Marketing Agreement to require that certain transactions with Pro-Fac be approved by less than a majority of the Disinterested Directors. If a change of control is deemed to have occurred, the Company would be required by the Indenture to make an offer to repurchase Notes for an amount equal to 101 percent of the principal amount of the Notes plus accrued and unpaid interest.

The Indenture limited the amount Pro-Fac can borrow from the Company to $10.0 million and provided that, if Pro-Fac borrowed from a source other than the Company, Pro-Fac was restricted from borrowing from the Company. On June 28, 1996, Pro-Fac established a line of credit with the Company's primary lender. Accordingly, proceeds of $18.0 million for such borrowing were utilized to extinguish outstanding obligations with the Company.

The Indenture also limits the amount and timing of dividends and other payments ("Restricted Payments") from the Company to Pro-Fac or to holders of other Curtice Burns debt or equity. No dividends or other Restricted Payments may be made if there is an existing event of default under the Notes or if Curtice Burns' Fixed Charge Coverage Ratio (as defined in the Indenture, a ratio of cash flow to interest and tax-adjusted dividends) for the preceding four quarters, after giving effect to the Restricted Payment, is not at least 1.75 to 1.00. The amount of all dividends and other Restricted Payments subsequent to the date of the Indenture is subject to an overall limit that is based on the Company's net income and the amount of additional equity invested in the Company.

                                                                 11
                        DESCRIPTION OF PRO-FAC SECURITIES

COMMON STOCK, PAR VALUE $5 -

Dividend Rights: After all required dividends have been declared and paid to the holders of preferred stock, dividends may be declared and paid to the holders of common stock. Under present law, dividends on common stock may not exceed 12 percent of par value per annum. Persons who purchase common stock in installments are entitled to receive dividends only on those shares of common stock which have been issued to them.

Voting Rights: The holders of common stock are members of Pro-Fac. Each member has one vote, regardless of the number of shares held. The one-vote-per-member rule is subject to certain limitations where, for estate planning, tax planning or other reasons, more than one member is part of the same farm operation. The certificate of incorporation of Pro-Fac provides that, when two or more holders of common stock join in an agricultural venture, the Board of Directors in its discretion shall determine whether the venture is a single enterprise for which the participating holders shall have a single vote or a multiple enterprise entitling the holders to more than one vote.

Liquidation Rights: Upon dissolution or other termination of Pro-Fac or its business, after the payment of all debts, all outstanding retains (see "Retains," below) are to be retired in full, on a pro-rata basis without priority, before any liquidating dividends are declared on or with respect to capital stock.

After payment to holders of all outstanding retains, holders of preferred stock are entitled to receive, out of the funds then remaining, the full liquidation preference of their stock, together with the amount of such dividends as may have been declared but remain unpaid. After payment to the holders of preferred stock, holders of common stock are entitled to receive the par value thereof, together with the amount of such dividends as may have been declared but remain unpaid.

To summarize, the order of priority upon distribution of assets in dissolution is as follows:

     1.    First to creditors;

     2.    Then to redeem outstanding retains at full face value.

     3.    Then to redeem preferred stock at liquidation value;

     4.    Then to redeem common stock at par;

     5. With the remainder distributed proportionately to the members to whom retains have been allocated during the preceding five fiscal years.

Preemptive Rights:  Holders of common stock have no preemptive rights.

Conversion Rights: Common stock is not convertible into any other security of Pro-Fac.

Redemption Provisions: If a member ceases to be a producer of agricultural products marketed through Pro-Fac, he must dispose of his common stock. If the member follows the proper termination procedure and gives the required notice, Pro-Fac will ordinarily purchase his stock at par value. The same procedure will ordinarily apply when a member is expelled from the Cooperative or reduces his production of a particular crop, in which cases all or part of his common stock must be disposed of. Should Pro-Fac discontinue a crop, producers of that crop will be required to dispose of their related common stock investments. Upon notice from the Cooperative, members must sell such stock to Pro-Fac for cash equal to its par value.

Liability to Further Assessment: Shares of Pro-Fac common stock are subject to no further call or assessment. Under the New York Cooperative Corporations Law, however, each member of a cooperative corporation, as well as each director, may be personally liable for certain amounts due to employees for services rendered to the Cooperative.

Transfer Agent:  Pro-Fac functions as its own transfer agent.

Transferability: Pro-Fac common stock is issued only to growers of agricultural products marketed through Pro-Fac (or to associations of such growers) and may be transferred only to another grower who meets Pro-Fac standards for membership. A member who wishes to sell his common stock must notify Pro-Fac, which then advises the member of the price another qualified grower acceptable to Pro-Fac is willing to pay for the stock. Such prices vary widely by commodity and the region in which the crop associated with the common stock is to be grown. Such sales are often at a price exceeding the $5 par value at which the stock was originally issued. Historically, there has usually been a demand for common stock offered for sale by members. However, should there be no qualified buyer for the common stock offered for sale, then Pro-Fac is obligated to repurchase the common stock at its $5 par value.

PREFERRED STOCK -

On January 28, 1995, the members of Pro-Fac approved an amendment to Pro Fac's Certificate of Incorporation to authorize the issuance of an additional 50 million shares of preferred stock, divided into five classes (Classes A through E) of 10 million shares each. As a result of the amendment, the Board continues to be authorized to issue up to 5 million shares of Non-Cumulative Preferred Stock and is authorized to issue up to 50 million shares of new preferred stock at such times, for such purposes, on such terms and for such consideration as the Board may determine, without further action of the members.

The Board is authorized to provide for the issuance, from time to time, of any such new preferred stock in one or more designated series, and to fix the terms of each such designated series of shares. In establishing the terms of the series of new preferred stock, the Board is authorized to set, among other things, the number of shares, the dividend rate and preferences, the form or method of payment of dividends, the cumulative or non-cumulative nature of dividends, redemption provisions (if any), including any mandatory scheduled redemptions, the right (if any) to convert or exchange such preferred shares for other securities, voting rights (if any), in addition to any required by applicable law, and the amounts payable, and preferences, in the event of the voluntary or involuntary liquidation of Pro-Fac. Each series of new preferred stock will, in respect of dividends and liquidation, rank senior to Pro-Fac's common stock, par value $5.00 per share (the "Common Stock"), and on a parity with or junior to the Non-Cumulative Preferred Stock, as determined by the Board at the time of issuance of such series. Within any class of the new preferred stock, each series will rank on a parity with each other series in that class as to dividends and liquidation.

In June 1995, the Board approved the creation of a new series of preferred stock, to be designated Class B, Series 1 10% Cumulative Preferred Stock ("Series 1 Preferred Stock"), for issuance to employees of the Company pursuant to an employee stock purchase plan. Pursuant to the plan, shares of Series 1 Preferred Stock are being offered to employees of the Company for a purchase price of $10.00 per share. Holders of Series 1 Preferred Stock will be entitled to receive, when, as and if declared by the Board, cumulative cash dividends at an annual rate of $1.00 per share. Pro-Fac plans to offer to repurchase at least 5 percent of the outstanding shares of Class B Stock annually.

In August 1995, in connection with the Exchange Offer, the Board approved the creation of the Cumulative Preferred Stock as an additional new series of preferred stock. See "Summary of Prospectus - Pro-Fac Securities - Preferred Stock."

Ranking: The Cumulative Preferred Stock will rank as to dividends and upon liquidation, dissolution and winding up on a parity with the Non-Cumulative Preferred Stock, the Series 1 Preferred Stock, and any other series of Class A Preferred Stock or Class B Preferred Stock ("Class A or B Series Preferred
Stock") of Pro-Fac, and will rank as to dividends or upon liquidation, dissolution or winding up, or both, on a parity with any other class or series of capital stock that expressly provides that it ranks on a parity with the Cumulative Preferred Stock with respect to dividends or upon liquidation, dissolution and winding up, as the case may be (collectively, "Parity Dividend Securities" or "Parity Liquidation Securities"). The Cumulative Preferred Stock will rank senior with respect to dividends and upon liquidation, dissolution and winding up to the Common Stock and any other capital stock (other than the Non-Cumulative Preferred Stock, Series 1 Preferred Stock and Class A or B Series Preferred Stock) that does not, by its terms, expressly provide that it is senior to or on a parity with the Cumulative Preferred Stock with respect to dividends or upon liquidation, dissolution and winding up, as the case may be (collectively, "Junior Dividend Securities" or "Junior Liquidation Securities").

Dividends: Holders of shares of Cumulative Preferred Stock will be entitled to receive, when, as and if declared by the Board, out of assets of Pro-Fac legally available therefor, cumulative cash dividends at a quarterly rate equal to $0.43 per share (or an annual rate of approximately 6.88% of the liquidation preference of $25.00 per share). Dividends on the Cumulative Preferred Stock will be payable quarterly in arrears on each April 30, July 31, October 31, and January 31 of each year. Each such dividend will be payable to holders of record as they appear on the stock records of Pro-Fac at the close of business on each April 15, July 15, October 15, and January 15 preceding such dividend payment date, or such other record dates as selected by the Board, which will not be more than 50 days prior to such payment date. Dividends will be cumulative from each dividend payment date, whether or not in any dividend period or periods there are assets of Pro-Fac legally available for the payment of such dividends.

Accumulations of dividends on shares of Cumulative Preferred Stock will not bear interest. Dividends payable on the Cumulative Preferred Stock for any period greater or less than a full dividend period will be computed on the basis of 360-day year consisting of twelve 30-day months.

Dividends on the Non-Cumulative Preferred Stock are not in a fixed amount, but instead are at such rate (not less than 6% per annum) as the Board of Directors may determine (as and when declared by the Board of Directors out of legally available funds). Although the Board of Directors has in the past declared dividends based on Pro-Fac's cost of funds, the dividend for fiscal 1996 was at an annual rate of 6 percent, and Pro-Fac expects that future dividends on the Non-Cumulative Preferred Stock will not exceed the minimum rate of 6 percent. Dividends on the Non-Cumulative Preferred Stock are not cumulative.

As described under "Ranking" above, the Cumulative Preferred Stock, the Non-Cumulative Preferred Stock and the Series 1 Preferred Stock, Class A, are all Parity Dividend Securities. To declare and pay full dividends for a period with respect to any of the Parity Dividend Securities, Pro-Fac must declare and pay full dividends for the applicable period on all Parity Dividend Securities. To declare and pay less than full dividends for a period with respect to any of the Parity Dividend Securities, Pro-Fac must declare and pay pro rata dividends on all Parity Dividend Securities. In calculating the pro rata share of dividends to be paid with respect to each class of preferred stock, unpaid dividends for prior periods are considered only with respect to classes of preferred stock with cumulative dividends.

Pro-Fac may not declare, pay or set apart for payment any dividend (other than certain stock dividends) on any of the Junior Dividend Securities or make any distribution in respect thereof unless full cumulative dividends on the Cumulative Preferred Stock, the Series 1 Preferred Stock, and Class A and B Series Preferred Stock have been or are contemporaneously declared and the corresponding portion of the current annual dividend on the Non-Cumulative Preferred Stock is declared as described in the preceding paragraph.

Pro-Fac is also subject to certain limitations on payment of dividends under the terms of its financing agreements.

Preemptive Rights: The holders of the Cumulative Preferred Stock will not have any preemptive rights.

Redemption: Pro-Fac has the right, at any time and from time to time, to redeem the Cumulative Preferred Stock, in whole or in part, at the redemption price of $25.00 per share, plus, in each case, all dividends accrued and unpaid on the Cumulative Preferred Stock up to the date fixed for redemption, upon giving notice at least 30 but not more than 60 days before the date fixed for redemption. If fewer than all of the outstanding shares of Cumulative Preferred Stock are to be redeemed, the shares to be so redeemed will be selected pro rata or by lot, except that Pro-Fac reserves the right to first redeem all of the shares held by any holder of a number not to exceed 100.

From and after the redemption date (except to the extent Pro-Fac defaults in the payment of the redemption price), all dividends on the shares of Cumulative Preferred Stock designated for redemption will cease to accrue, and all rights of the holders thereof as stockholders of Pro-Fac, except the right to receive the redemption price thereof, will cease and terminate.

The Cumulative Preferred Stock will not be subject to any sinking fund or other binding obligation of Pro-Fac to redeem or retire the Cumulative Preferred Stock. Unless redeemed by Pro-Fac, the Cumulative Preferred Stock will have perpetual maturity.

During a limited period between 1984 and 1993, Pro-Fac repurchased small portions of the Non-Cumulative Preferred Stock at its par value. Those repurchases were at the sole discretion of Pro-Fac. Pro-Fac has not offered to repurchase any Non-Cumulative Preferred Stock since its fiscal year ended 1993 and has no intention to do so in the near future. Pro-Fac also is restricted in its ability to redeem shares of its capital stock under the various financing obligations entered into to finance the Acquisition.

Restriction on Certain Stock Acquisitions: Pro-Fac may not purchase, redeem or otherwise acquire for consideration (other than in a repurchase of Common Stock of a departing member pursuant to Pro-Fac's Bylaws or in certain recapitalizations, exchanges or refinancings) any Cumulative Preferred Stock, Parity Dividend Securities (including the Non-Cumulative Preferred Stock, the Series 1 Preferred Stock, and Class A and B Series Preferred Stock), Parity Liquidation Securities, Junior Dividend Securities or Junior Liquidation Securities unless full cumulative dividends on the Cumulative Preferred Stock, the Series 1 Preferred Stock, and the Class A and B Series Preferred Stock have been or are contemporaneously declared and the corresponding portion of the current annual dividend on the Non-Cumulative Preferred Stock is declared as described above.

Liquidation: After payment to holders of all outstanding retains, the holders of the Cumulative Preferred Stock will be entitled to receive, in the event of any voluntary or involuntary liquidation, dissolution or winding up of Pro-Fac, $25.00 per share plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders. Until the holders of the Cumulative Preferred Stock have been paid such liquidation preference in full, no payment or other distribution will be made on any Junior Liquidation Securities upon the liquidation, dissolution or winding up of Pro-Fac. If amounts available after the payment to holders of all outstanding retains are insufficient to pay, in full, the liquidation value of the Cumulative Preferred Stock, the liquidation value of the Series 1 Preferred Stock, the liquidation value of the Non-Cumulative Preferred Stock and the liquidation value (including accumulated dividends) of any other shares of Parity Liquidation Securities issued and outstanding, payments to holders of the

Cumulative Preferred Stock, the Series 1 Preferred Stock, the Class A and B Series Preferred Stock, the Non-Cumulative Preferred Stock and such Parity Liquidation Securities will be made pro-rata. Neither a consolidation or merger of Pro-Fac nor a sale, lease or transfer of all or substantially all of Pro-Fac's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of Pro-Fac.

Voting: Except as required by law, holders of Cumulative Preferred Stock will not have any voting rights with respect to their shares of Cumulative Preferred Stock.

Transferability; Trading Market: Shares of Cumulative Preferred Stock and Non-Cumulative Preferred Stock are freely transferable. The Cumulative Preferred Stock is traded on the NASDAQ National Market System. The trading symbol is PFACP. There is no active trading market for the Non-Cumulative Preferred Stock.

According to NASDAQ's published guidelines, the Cumulative Preferred Stock would not meet the criteria for continued inclusion in the NASDAQ National Market System if, among other things, the number of publicly held shares of Cumulative Preferred Stock (excluding Cumulative Preferred Stock held by officers or directors or their immediate family and excluding concentrated holdings of 10 percent or more) was less than 200,000, the aggregate market value of the publicly held Cumulative Preferred Stock was less than $2 million or there were fewer than two market makers for the Cumulative Preferred Stock. If these standards were not met, quotations might continue to be published in the over-the-counter "additional list" or one of the "local lists" unless, as set forth in NASDAQ's published guidelines, the number of publicly-held shares of Cumulative Preferred Stock (excluding shares held by officers, directors or their immediate family and concentrated holdings of 10 percent or more of the Shares) were less than 100,000, there were fewer than 300 holders in total, or there were not at least one market maker for the Cumulative Preferred Stock. If the shares of Cumulative Preferred Stock are no longer eligible for NASDAQ quotation, quotations might still be available from other sources.

Because it is included in the NASDAQ National Market System, shares of the Cumulative Preferred Stock constitute "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Cumulative Preferred Stock. If no longer included or reported in market quotations, the Cumulative Preferred Stock would no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

Transfer Agent: The transfer agent, dividend agent and redemption agent for the shares of Cumulative Preferred Stock is Harris Trust Company.

RETAINS -

Annual Allocation: Retains, if any, must be allocated to the accounts of members within 8-1/2 months of the close of the fiscal year. The fiscal year of Pro-Fac ends on the last Saturday of June; it has been and continues to be the policy of Pro-Fac to make the allocation of the retains on or about September 15 of each year. Each member is typically advised of the allocation of qualified and non-qualified retains to his account by means of an investment summary which is mailed to him each year about September 15. There was no allocation of retains for fiscal 1996.

Qualified Retains Mature into Preferred Stock: Qualified retains bear no interest, but five years after issuance they generally mature into preferred stock at the par value of $25 per share at the discretion of the Board of Directors. One share of preferred stock for each $25 of qualified retains is ordinarily issued to holders of qualified retains on or about December 31 following the completion of the fifth year after allocation of the qualified retains. Qualified retains are now created in multiples of $25 to avoid the necessity of paying fractional amounts in cash. Retains issued prior to fiscal 1996 will convert into Class a Cumulative Preferred Stock unless the holder specifically requests Non-Cumulative Preferred Stock. In fiscal 1996, qualified retains were converted into Class A Cumulative Preferred Stock upon maturity, and Class A Cumulative Preferred Stock was used to redeem non-qualified retains. In the future, it is the intention of the Board of Directors that retains maturing or redeemed will be converted into or redeemed using Class A Cumulative Preferred Stock.

Redemption of Non-Qualified Retains: It is the present intention of the Board of Directors that non-qualified retains will be redeemed, through partial payment in cash and the issuance of Cumulative Preferred Stock, approximately five years after their issuance.

Methods of Allocation of Retains: The bylaws of Pro-Fac provide that the written notice of allocation of retains may contain such terms and conditions as the Board of Directors may deem appropriate. Pro-Fac does not issue actual certificates to represent retains, but rather issues periodic investment summaries showing the allocation of qualified and non-qualified retains to each member.

Adjustment of Amount of Non-Qualified Retains: It is possible that the allocation of proceeds made immediately following the close of a fiscal year may not be final and may require modification because of some event which could occur after the close of the fiscal year. Should such an event require a reduction in the proceeds paid or allocated to members in a previous year, the Board of Directors may in its discretion reduce the amount of the non-qualified retains allocated to the accounts of those members for the year in question.

Transferability of Retains; Absence of Market: Non-qualified retains are not transferable, except to the heirs or personal representative of a member in the event of the member's death. Qualified retains are freely transferable. Although there were, for several years preceding the Acquisition, two broker-dealers making a market in Pro-Fac qualified retains, no such market currently exists, and there can be no assurance that any such market will be reestablished. Historically, sales of qualified retains have been at prices substantially less than the face amount. If a market for Pro-Fac and Curtice Burns qualified retains is reestablished, the increased leverage of Pro-Fac as a result of the Acquisition, and the limits on Pro-Fac's ability to repurchase preferred stock resulting from the New Credit Agreement and the Indenture, are likely to decrease the prices at which Pro-Fac qualified retains are traded.

Liquidation Rights: All retains are junior and subordinate to all debts of Pro-Fac. The liquidation rights of the holders of retains are described under "Common Stock - Liquidation Rights" above.

                RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS
                            TO MEMBERS AND INVESTORS

The Pro-Fac Bank Guarantee places aggregate dollar limits on the amount Pro-Fac may pay as dividends, stock repurchases or similar distributions to shareholders each fiscal year. The Pro-Fac Bank Guarantee also includes financial covenants with respect to working capital, minimum tangible net worth, long term debt to equity ratio, total net worth, and cash flow coverage that may limit Pro-Fac's ability to pay dividends on its common and preferred stock. Further, because Curtice Burns and the Bank are the principal sources of cash used by Pro-Fac to pay dividends, the restrictions on payments from Curtice Burns to Pro-Fac described above under "Relationship with Curtice Burns - Restrictions Under New Financing Arrangements" may also limit Pro-Fac's ability to pay dividends on its common and preferred stock.

                           CERTIFICATES FOR SECURITIES

Except with respect to its Class A Cumulative Preferred Stock, Pro-Fac ordinarily does not issue certificates representing shares of either its common or preferred stock or its members' interests in retains, except upon specific request. In lieu of certificates, Pro-Fac distributes to its members and its non-member security holders periodic computerized statements referred to as "investment summaries." The investment summaries detail the investment of each member or security holder in the securities of Pro-Fac (common stock, Non-Cumulative Preferred Stock and retains) by type of security, number of shares (or dollar amount) and date of issue. In the case of qualified retains, the summaries also indicate the date upon which they are anticipated to be replaced by corresponding par value dollar amounts of preferred stock. Additionally, the investment summaries detail each member's crop commitments to the Cooperative.

                                     EXPERTS

The consolidated financial statements and financial statement schedules of Curtice Burns Foods, Inc. and the consolidated financial statements and financial statement schedule of Pro-Fac Cooperative, Inc. at June 29, 1996 and for each of the three years in the period ended June 29, 1996, incorporated by reference to the Registrant's 1996 Annual Report on Form 10-K, have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.